Exhibit 99.1

QIWI Completes the Sale of its stake in Tochka Project

NICOSIA, Cyprus, September 16, 2021 (GLOBE NEWSWIRE)—QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that it has completed the sale of its stake in JSC Tochka (“Tochka”) to Bank Otkritie Financial Corporation PJSC (“Otkritie Bank”).

QIWI sold its 40% stake in the capital of Tochka for RUB 4.95 billion. The valuation was based on the current enterprise value of RUB 11.0 billion. Under the terms of sale certain performance adjustments may occur in 2Q 2022 depending on Tochka’s FY 2021 audited results. We believe that such price adjustments may increase the deal value.

The transaction has been approved by QIWI’s Board of Directors in July 2021. Russia’s Federal Antimonopoly Service announced its clearance to the transaction, all conditions to closing the deal have been met. The parties have closed the transaction with transfer of shares to Otkritie Bank and cash received by QIWI plc.

The total amount of investment that QIWI made into the Tochka project equals to RUB 2.1 billion. Throughout the holding period QIWI has also received RUB 0.6 billion in dividends from Tochka. As a result, the deal delivers at least a 2.5x return on QIWI’s total investment, representing an IRR of not less than 35%.

QIWI, Otkritie Bank and Tochka will continue their mutually beneficial cooperation to further develop our joint B2B2C projects providing a bundle of services for taxi, courier delivery, transportation companies, self-employed individuals and many other users.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed around 15.5 million virtual wallets, over 100,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 140 billion cash and electronic payments monthly connecting over 26 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected sale of our share in Tochka project, the final payment to be received in respect of the Tochka business, the timing of completion of the Tochka transaction and QIWI’s strategy following the sale of Tochka. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com